METALLA ANNOUNCES NOMINATION OF SANDEEP SINGH TO THE
BOARD IN CONNECTION WITH ITS UPCOMING AGM

FOR IMMEDIATE RELEASE	TSXV: MTA
MAY 15, 2026	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") or ("Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that the Company has nominated Mr. Sandeep Singh for election to the Company's board of directors in connection with its upcoming annual general meeting of shareholders ("AGM"), to be held on June 23, 2026.

Mr. Singh brings two decades of mining and royalty sector experience spanning executive leadership, capital markets, and mergers and acquisitions. He currently serves as the Chief Executive Officer of Western Copper and Gold. Previously, he served as President and Chief Executive Officer of Osisko Gold Royalties, where he led a successful turnaround and positioned the business for renewed growth. Prior to his tenure at Osisko Gold Royalties (now OR Royalties Inc.), Mr. Singh spent fifteen years as an investment banker dedicated to the North American metals and mining sector, holding senior roles at BMO Capital Markets and Dundee Securities before co-founding Maxit Capital, a leading independent advisory firm. Over the course of his career, he has counseled mining companies across the lifecycle on financings and strategic initiatives and has played a central role in many of the sector's most consequential M&A transactions. Mr. Singh holds a Bachelor of Mechanical Engineering from Concordia University and a Masters of Business Administration from the University of Oxford.

Lawrence Roulston, Chairman of Metalla, commented, "On behalf of the Board and management team, I am delighted to put forth Sandeep as a nominee director. Sandeep possesses a rare combination of operating leadership in the royalty and streaming sector and deep capital markets expertise that can benefit our Board. We look forward to benefiting from his experience and guidance in this next chapter of the Company's growth."

ABOUT THE AGM

The AGM will be held on June 23, 2026, at 10:00 a.m. (Vancouver Time) at Suite 2700 - 1133 Melville Street, in Vancouver, British Columbia.

Further details about the AGM are disclosed in the Company's management information circular, which has been posted on the Company's website (https://www.metallaroyalty.com/investors/agm/), and under the Company's profile on www.sedarplus.ca.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious and strategic metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating assets, combined with an experienced team, provides Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the AGM will take place as indicated in this news release; that Mr. Singh will be elected at the AGM; Mr. Singh's future contributions to the Company if elected; the expectations generally of Metalla regarding the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof; future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;  future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the AGM will not take place; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.